November 29, 2018

Lynn Schweinfurth
Senior Vice President, Chief Financial Officer and Treasurer
Fiesta Restaurant Group, Inc.
14800 Landmark Boulevard, Suite 500
Dallas, Texas 75254

       Re: Fiesta Restaurant Group, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-35373

Dear Ms. Schweinfurth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Transportation and Leisure